Exhibit 99.1

PRESS RELEASE

AnPac Bio-Medical Sciences Announces Receipt of Staff Delisting Determination from Nasdaq; Intends to Request Hearing

Philadelphia, PA, March 26, 2022 – AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (ANPC), a biotechnology company with operations in the United States and China focused on early cancer screening and detection, announced that on March 24, 2022, it received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Global Market due to its failure to regain compliance with the minimum $50,000,000 Market Value of Listed Securities required for continued listing as set forth in Listing Rule 5450(b)(2)(A) (the “ MVLS”), following the 180 calendar day compliance period. The Letter also indicates that the Company has not met the Nasdaq’s minimum standard requirements of $10,000,000 in stockholders’ equity, $50,000,000 in total assets and $50,000,000 in total revenue. Pursuant to the Letter, unless the Company requests an appeal of the Letter, trading of the Company’s American Depositary Shares will be suspended at the opening of business on April 4, 2022, and Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on the Nasdaq Stock Market. The Company may also apply to list its securities on The Nasdaq Capital Market if it satisfies the requirements for continued listing on that market. The Company is applying to transfer to The Nasdaq Capital Market and will appeal the Letter to seek additional time to meet the requirements to transfer.

As previously reported, on September 24, 2021, the Company received a written notification from Nasdaq indicating that the Company no longer meets the continued listing requirement of MVLS for 30 consecutive business days preceding September 24, 2021. The Company was provided 180 calendar days, or until March 23, 2022 to regain compliance with the MVLS requirement. The Company was unable to regain compliance with the MVLS requirement by March 23, 2022. As previously reported, the Company has a separate Nasdaq Global Market deficiency in the requirement that it maintain a minimum Market Value of Public Held Shares (“MVPHS”) of $15,000,000. The Company has until July 18, 2022 to regain compliance with the MVPHS requirement. Also as previously filed, on March 8, 2022, the Company received a written notification indicating that the minimum closing bid price per share for its American Depositary Shares was below $1.00 for a period of 30 consecutive business days preceding March 8, 2022 and the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Company has until September 5, 2022 to regain compliance with the minimum bid price requirement. Resolving any of the existing deficiencies will not automatically resolve any of the other deficiencies. The existence of a second deficiency prevented the Company from receiving an extension from the Staff to return to compliance with the MVLS requirement. Listing on the Nasdaq Capital Market, meeting the stockholder’s equity and bid price requirements will allow the Company to remove deficiencies and continue to be listed.

The Company intends to request a hearing before a Hearings Panel (the “Panel”). Such a request will allow the Company to continue to be traded (listed) for a period of the time and the filing of the Form 25-NSE pending the Panel’s decision; during the period before the hearing, the Company’s American Depositary Shares will continue to trade. At the hearing, the Company intends to request a transfer to the Nasdaq Capital Market, present a plan to achieve compliance with continued listing requirements of The Nasdaq Capital Market and request that the Panel allow the Company additional time within which to regain such compliance. While the Company believes that it will be able to present a viable plan to regain compliance with Nasdaq Capital Market requirements, there can be no assurance that the Panel will grant the Company’s request for a suspension of delisting or continued listing.

“AnPac Bio is committed to taking the actions necessary to remain publicly traded on the Nasdaq,” said Dr. Chris Yu, chairman and CEO of the Company. “We will follow the procedure in this circumstance and apply for a hearing with the objective of doing what is required to bring the company into compliance.”

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 150 issued patents as of September 30, 2021. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to a report by Frost & Sullivan, AnPac Bio ranked first globally in multi-cancer screening and detection test sample volume (accumulative to January 2021).  AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.